

10028806

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

FEB 25 2010

Washington, DC
122

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 25570

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1, 2009___ AND ENDING ___December 31, 2009___

           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Baytide Securities Corporation

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

   7105 E. Admiral Place

            (No. and Street)

  Tulsa   Oklahoma   74115

  (City)   (State)   (Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
 Aron F. Spears   918-585-8150

                       (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

  Johnson, James Dee

        (Name – *if individual, state last, first, middle name*)

 3608 N.W. 58th Street Oklahoma City   Oklahoma   73112

  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

  ☒ Certified Public Accountant

  ☐ Public Accountant

  ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____Aron Spears_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Baytide Securities Corporation_____, as of _____February 8_____, 20 10____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

_____

_____

_____

_____Signature_____

Controller
_____Title_____

Holly J. Davis 2/08/2010
Notary Public

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents



JAMES DEE

JOHNSON & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS P.C.

INDEPENDENT AUDITORS' REPORT

Board of Directors
Baytide Securities Corporation

We have audited the accompanying statement of financial condition of Baytide Securities Corporation (a wholly owned Subsidiary) as of December 31, 2009 and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Baytide Securities Corporation as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Oklahoma City, Oklahoma
February 9, 2010

3608 NW 58th St., Ste 100 • Oklahoma City, OK 73112 • Office (405) 943-1272 • FAX 943-1315

Baytide Securities Corporation
Statement of Financial Condition
December 31, 2009

Assets

Current Assets

Cash and cash equivalents	$	52,940
Marketable securities, at fair value		5,947
Other receivable		327
Total current assets		59,214
	$	59,214

Liabilities & Stockholders' Equity

Current Liabilities

Accounts Payable	$	5,560
Total current liabilities		5,560
Total Liabilities		5,560

Stockholders' Equity

Common Stock, $1 par value, 21,000 shares authorized, 11,000 shares issued and outstanding	11,000
Additional paid in capital	144,160
Deficit in Retained Earnings	(101,506)
Total Stockholders' Equity	53,654
$	59,214

Baytide Securities Corporation
Statement of Operations
For the year ended December 31, 2009

Revenues

Operating Expenses

General and administrative expenses	7,463
Filing and other fees	270
Professional services	9,963
Total Operating Expenses	17,696
Operating Income (Loss)	(17,696)

Other Income (Expense)

Interest Income	80
Unrealized gain(loss) on Stock	(1,467)
Total Other Income (Expense)	(1,387)
Net Income (Loss) Before Taxes	(19,083)
Income taxes	-
Net Income (Loss)	$ (19,083)

Baytide Securities Corporation
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2009

	Common Stock		Additional Paid-in Capital	Retained Earnings	
	Shares	Amount	Amount	Amount	Total
Beginning Balances	11,000	$11,000	$ 144,160	$ (82,423)	$ 72,737
Net Income (Loss)				(19,083)	(19,083)
Ending Balances	11,000	$11,000	$ 144,160	$ (101,506)	$ 53,654

The accompanying notes are an integral part of this financial statement.

4

Baytide Securities Corporation
Statement of Changes in Liabilities Subordinated to the Claims of General Creditors
For the Year Ended December 31, 2009

Balance at beginning of the year	$	-
Additions		-
Retirements		-
Balance at end of year	$	-

The accompanying notes are an integral part of this financial Statement.

Baytide Securities Corporation
Statement of Cash Flows
For the Year Ended December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ (19,083)
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:	
Unrealized (Gain) Loss on marketable securities	1,467
Decrease (Increase) in Operating Assets:	
Accounts receivable	517
Increase (Decrease) in Operating Liabilities:	
Accrued Liabilities	(10,493)
Total Adjustments	(8,509)
Net Cash Provided By (Used in) Operating Activities	(27,592)
CASH FLOWS FROM INVESTING ACTIVITIES	
Net Cash Provided By (Used In) Investing Activities	-
CASH FLOWS FROM FINANCING ACTIVITIES	
Net Cash Provided By (Used In) Financing Activities	-
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(27,592)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	80,532
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 52,940

The accompanying notes are an integral part of this financial statement.

6

1. Organization and Nature of Business

The Company is an Oklahoma Corporation that is a wholly-owned subsidiary of Baytide Petroleum, Inc. (Parent).

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA).

The company is engaged in the sale of limited partnership interest, principally in partnerships in which its Parent Company acts as general partner. The limited partnerships are generally engaged in the exploration and development of oil and gas properties. The Company has not had any significant operating activity since 1987.

2. Significant Accounting Policies

Basis of Presentation
The financial statements include the accounts of the Company. The Company is engaged in a single line of business as a securities broker-dealer dealing in limited partnership interests, private placements and selling of oil and gas interest. The Company recognizes revenue on sales commissions on placement of these various interests and the closing of the programs or tranches.

Marketable Securities
Marketable securities (Level 1 assets- assets trading on active markets) are valued at market value, and securities not readily marketable (level 2 assets) are valued at fair value as determined by management applying FASAB ASC 820, formerly referred to as FASB 157 standards. Currently the company owns no level 2 assets.

Financial Instruments
The financial instruments of the Company are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

Income Taxes
The Company files its tax return separately from its parent. The company recognizes its gains and losses on investments for tax purposes under the mark to market rule for Broker and Dealers in Securities. Deferred tax assets for NOLs are recorded based upon the likely hood of the asset being realized.

Statement of Cash Flows
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates

3. **Postretirement Benefit Plans**

The Company does not provide health and life insurance benefits to retired employees.

4. **Related Party transactions**

The Company shares office facilities and personnel with its Parent. The Company has recorded Rent of $3,600, Utilities of $1,200 and administrative overhead expense of $6,000 for the year of 2009. As of the end of the year the Company reflected a payable to its Parent for $5,560 and an accounts receivable of $327.

5. **Concentrations of Credit Risk**

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

6. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2009, the Company had net capital of $51,650, which was $46,650 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital ratio was .11 to 1.

The Company is exempt from the Securities and Exchange Commission Customer Protection Rules (SEC Rule 15c3-3), which relate to reserves and custody of securities, under section (k)(2)(i) of this rule.

8. Income Taxes

The company has net operating loss carryforwards of approximately $90,000 which may be used to offset future taxable income. These loss carryforwards will begin expiring in 2014.

No deferred tax asset has been recorded for the NOL due to the uncertainty of realizing the future benefit. The company uses an effective tax rate of 20% in calculating its deferred tax assets and liabilities.

Supplemental Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934
as of
December 31, 2009

Baytide Securities Corporation
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2009

Computation of Net Capital

Total ownership equity qualified for net Capital		$ 53,654
Add		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		53,654
Deductions and/or charges		
Non-allowable assets		
Accounts receivable	$ 327	
		327
Net capital before haircuts on securities positions		53,327
Haircuts on securities (computed, where applicable pursuant to Rule 15c3-1(f):		
Exempt securities	$ -	
Other securities	1,594	
Interest	83	
		1,677
Net capital		
		$ 51,650

Aggregate Indebtedness

Items included in statement of condition		
Accounts payable / Accrued interest		$ 5,560
Total Aggregate indebtedness		$ 5,560

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)		$ 371
Minimum Dollar Net capital requirement of reporting broker or dealer		$ 5,000
Minimum net capital requirement (greater of two minimum requirement amounts)		$ 5,000
Net capital in excess of minimum required		$ 46,650
Excess net capital at 1000%		$ 51,093
Ratio: Aggregate indebtedness to net capital		11%

Reconcilation with Company's Computation

Net capital per Company Focus	51,650
No adjustments	-
Net Capital Per Audit Report	51,650

Schedule II

Baytide Securities Corporation
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of
the Securities and Exchange Commission
As of December 31, 2009

Exemptive Provisions

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i), under which the company carries no customer margin accounts and who promptly transmits all customer funds and all securities received in connection with its activities as a broker or dealer. The Company does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all transactions between the broker and their customers through one or bank accounts, designated as "Special Account for the Exclusive Benefit of the Customer".

Independent Auditors Report

on Internal Control

Required by SEC Rule 17a-5

Year Ended December 31, 2009



JAMES DEE
JOHNSON & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS P.C.

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
Baytide Securities Corporation

In planning and performing our audit of the financial statements of Baytide Securities Corporation (the Company), for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and Comparisons, and the recordation of differences required by rule 1 7a- 13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 1 7a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Oklahoma City, Oklahoma
February 9, 2010

15



JAMES DEE
JOHNSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS P.C.

To the Board of Directors of Baytide Securities Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Baytide Securities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Baytide Securities Corporation compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Baytide Securities Corporation., Inc.'s management is responsible for the Baytide Securities Corporation., Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries in the check register and check clearing the bank noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers [*no adjustments entered*] noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers including a copy of SIPC 6 and the income statement supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 17, 2010

3608 NW 58th St., Ste 100 • Oklahoma City, OK 73112 • Office (405) 943-1272 • FAX 943-1315

SIPC-7T	SECURITIES INVESTOR PROTECTION CORPORATION	**SIPC-7T**
(29-REV 12/09)	805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215 202-371-8300 **Transitional Assessment Reconciliation**	(29-REV 12/09)

(Read carefully the instructions in your Working Copy before completing this Form)

<u>CORRECTED</u>

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Baytide Securities Corporation

7105 E. Admiral Place

Tulsa, Oklahoma   74115

Name and telephone number of person to contact respecting this form.

Aron Spears (918) 585-8150

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ _150.00_

   B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest)   (_150.00_)
   December 14, 2009
   <u>Date Paid</u>

   C. Less prior overpayment applied   (_0_)

   D. Assessment balance due or (overpayment)   _0_

   E. Interest computed on late payment (see instruction E) for____days at 20% per annum   _0_

   F. Total assessment balance and interest due (or overpayment carried forward) $ _0_

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ _0_

   H. Overpayment carried forward $(_0_)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Baytide Securities Corp
(Name of Corporation, Partnership or other organization)

Aron Spears, Controller
(Authorized Signature)

Dated the _15_ day of _February_, 20_10_.

Controller
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER	Dates:			
	Postmarked	Received	Reviewed	
	Calculations _____		Documentation _____	Forward Copy _____
	Exceptions:			
	Disposition of exceptions:			

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending_____, 20___
. Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ __(978.58)__

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and
        predecessors not included above.   0

    (2) Net loss from principal transactions in securities in trading accounts.   0

    (3) Net loss from principal transactions in commodities in trading accounts.   0

    (4) Interest and dividend expense deducted in determining Item 2a.   0

    (5) Net loss from management of or participation in the underwriting or distribution of securities.   0

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net
        profit from management of or participation in underwriting or distribution of securities.   0

    (7) Net loss from securities in investment accounts.   0

        Total additions   0

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit
        investment trust, from the sale of variable annuities, from the business of insurance, from investment
        advisory services rendered to registered investment companies or insurance company separate
        accounts, and from transactions in security futures products.   0

    (2) Revenues from commodity transactions.   0

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with
        securities transactions.   0

    (4) Reimbursements for postage in connection with proxy solicitation.   0

    (5) Net gain from securities in investment accounts.   0

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and
        (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less
        from issuance date.   0

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue
        related to the securities business (revenue defined by Section 16(9)(L) of the Act).   0

    (8) Other revenue not related either directly or indirectly to the securities business.
        (See Instruction C):

    _____   0

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13,
        Code 4075 plus line 2b(4) above) but not in excess
        of total interest and dividend income. $____0____

      (ii) 40% of interest earned on customers securities accounts
        (40% of FOCUS line 5, Code 3960). $____0____

      Enter the greater of line (i) or (ii)   0

      Total deductions   0

2d. SIPC Net Operating Revenues $ __(978.58)__

2e. General Assessment @ .0025 $____0____

                                                 (to page 1 but not less than
                                              $150 minimum)

Baytide Securities Corporation

Financial Statements
and
Independent Auditors' Report

December 31, 2009

JOHNSON & COMPANY

JAMES DEE

CERTIFIED PUBLIC ACCOUNTANTS P.C.